EXHIBIT 12.1

STATEMENT OF CALCULATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES AND PREFERRED DIVIDENDS

For the purpose of calculating the ratio of earnings to fixed charges, “earnings” represent income from continuing operations before income taxes, plus income distributed to us by subsidiaries we account for as equity investments, plus fixed charges. “Fixed charges” consist of (a) interest expensed and capitalized; (b) amortized premiums, discounts and capitalized expenses related to indebtedness; (c) an estimate of the interest within rental expenses; and (d) preference security dividend requirements of consolidated subsidiaries.

Because during the relevant periods STAAR has had not had any outstanding class or series of preferred stock that paid dividends in a fixed amount or in preference to any other class of securities, the ratio of earnings to combined fixed earnings and preferred dividends is the same as the ratio of earnings to fixed charges, which was computed as follows:

	Year Ended					Quarter Ended
(in thousands)	Dec 29, 2006	Dec 28, 2007	Jan 2, 2009	Jan 1, 2010	Dec 31, 2010	April 1, 2011
Earnings (Loss):
Earnings (Loss) before Income Taxes And Minority Investment	(15,045)	(16,349)	(23,875)	(5,748)	(3,681)	603
Income/(Loss) from Equity Investee	114	(280)	—	—	—	—
Earnings (Loss) Before Fixed Charges	(14,931)	(16,629)	(23,875)	(5,748)	(3,681)	603
Fixed Charges
Int. Exp (Inc. Amort. of Debt Costs)	261	485	897	1,317	896	154
Estimated Interest within Rental Expenses	297	334	660	726	594	175
Total Fixed Charges	558	819	1,557	2,043	1,490	329
Total Earnings (Loss)	(14,373)	(15,810)	(22,318)	(3,705)	(2,191)	274
Fixed Charges	558	819	1,557	2,055	1,490	329
Ratio of Earnings (Loss) to Fixed Charges(1)	—	—	—	—	—	0.83
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(1)
For the fiscal years ended December 29, 2006, December 28, 2007, January 2, 2009, January 1, 2010 and December 31, 2010, our earnings were insufficient to cover fixed charges by $14.9 million, $16.6 million, $23.9 million, $5.7 million and $3.7 million, respectively.